September 15, 2021

Division of Corporation Finance

Office of Energy Transportation

100 F Street, NE

Washington DC 20549

Attention: Mr. Timothy S. Levenberg

Re: Broad Capital Acquisition Corp

Form S-1

Filed August 19, 2021

File No. 333-258943

Dear Ladies and Gentlemen,

On behalf of Broad Capital Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 9, 2021, with respect to the above-referenced registration statement on Form S-1 filed on August 19, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company.

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1

Cover Page

1.	We note that a majority of your executive officers and directors/nominees are located in or have significant ties to China/Hong Kong, and your disclosure suggesting that you are seeking to acquire a company that may be based in Asia in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus, has supplemented the summary section and added additional risk factors accordingly.

Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus, has supplemented the summary section and added additional risk factors accordingly.

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3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has supplemented its risk factors accordingly.

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The Company acknowledges the Staff’s comment, has supplemented the summary section and has supplemented its risk factors regarding permission from Chinese authorities.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company has supplemented the summary section including the insertion of a flow chart to show that cash from US equity investors will be provided to VIE from the target to fund operations, in exchange for the dividends and other rights and obligations from VIE, through contracts, notwithstanding that the Company anticipates not utilizing a VIE structure even if it completes a business combination with a Chinese manufacturing company in view of China’s National Development and Reform Commission’s 2018 lifting of limits on foreign investments on companies involving, among others, manufacturing and repair, and on production of airplanes including trunk and regional airliners, general-purpose airplanes, helicopters, drones and aerostats, and added substantial additional risk factors accordingly.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: The Company acknowledges the Staff’s comment and has disclosed that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company in which we target for an initial business combination, and that as a result an exchange may determine to delist our securities. We also disclosed and added a risk factor pertaining to limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC.

Risk Factors, page 31

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus, has supplemented the summary section and added multiple additional risk factors accordingly.

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8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus, has supplemented the summary section and added multiple additional risk factors accordingly.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus, has supplemented the summary section and added multiple additional risk factors accordingly.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response: The Company acknowledges the Staff’s comment and add additional risk factors accordingly.

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Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc:	Ms. Loan Lauren P. Nguyen

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